Exhibit 99.1

OUR KNOW-HOW	QUARTERLY REPORT 1

	FOR THE 3-MONTH PERIOD ENDED MARCH 31, 2010	GREEN BY NATUREmc

This report is also available on our Web site at:
www.cascades.com

Transfer Agent and Registrar
Computershare Investor Services Inc.
Head Office
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec J0A 1B0 Canada
Telephone: 1 819 363-5100
Fax: 1 819 363-5155
Investor Relations
For more information, please contact:
Didier Filion
Director, Investor Relations
Cascades Inc.
772 Sherbrooke Street West
Montréal, Québec H3A 1G1
Canada
Telephone: 1 514 282-2697
Fax: 1 514 282-2624
www.cascades.com/investors
investor@cascades.com
TABLE OF CONTENTS

The business environment in the first quarter of 2010	4
Financial overview	9
Business segment review	15
Other items analysis	21
Liquidity and capital resources	22
Consolidated financial position	23
Near-term outlook	23
Supplemental information on non-GAAP measures	26
Consolidated financial statements	29

CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS º 3
TO OUR SHAREHOLDERS
CASCADES REPORTS FIRST QUARTER RESULTS
•	Strong rebound in shipments, up 12% compared to the first quarter of 2009 (excluding the impact of the acquisition of the tissue assets of Atlantic Packaging).
•	As expected, short-term pressure on profitability in the first quarter due to the sharp and significant rise of recycled fibre and pulp costs.
•	Net earnings of $0.00 per share compared to net earnings excluding specific items of $0.22 per share and $0.38 per share including specific items in the same period of last year.
•	Operating income before depreciation and amortization (OIBD) excluding specific items of $78 million compared to $107 million in Q1 2009.
•	Cash flow from operations of $41 million compared to $70 million in the first quarter of last year.
•	Net debt down almost $300 million compared to March 31, 2009, including $25 million in the first three months of the year.
•	Purchase of $US159 million of our senior notes maturing in 2013 year-to-date in 2010; approximately $US18 million remain outstanding.
FINANCIAL HIGHLIGHTS
SELECTED CONSOLIDATED INFORMATION

(in millions of Canadian dollars, except amounts per share)	Q1 2010	Q1 2009	Q4 2009

Sales	942	970	952
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	78	107	110
Operating income	23	53	54
Net earnings attributable to shareholders for the period	—	21	26
per common share	$—	$0.22	$0.27
Cash flow from operations (adjusted)	41	70	77
As reported
Operating income before depreciation and amortization (OIBD)[1]	82	103	70
Operating income	27	49	14
Net earnings (loss) attributable to shareholders for the period	—	37	(41)
per common share	$—	$0.38	$(0.42)
Cash flow from operations (adjusted)[1]	38	68	62
Note 1 — see the supplemental information on non-GAAP measures note.
As anticipated, our results were pressured in the first quarter as the Canadian dollar continued to rally and the spread between our selling prices and our raw material costs tightened considerably.
However, we remain in good position as we continued to optimize our cost structure and we started to gradually implement selling price increases in most of our sectors. Also, the cost of certain grades of recycled fibre peaked in March, volumes and orders remained on their upward trend and we continued to proactively manage our cash flow. We should therefore progressively benefit from greatly improved business conditions in the second quarter.

Alain Lemaire
President and Chief Executive Officer

4 º CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS
THE BUSINESS ENVIRONMENT IN THE FIRST QUARTER OF 2010
EXCHANGE RATES AND ENERGY COSTS
Cascades’ results are impacted by Canadian-dollar and euro fluctuations against the U.S. dollar, as well as by energy prices. In the first quarter of 2010, the Canadian currency continued to appreciate. Compared to the same quarter of last year, its average value relative to the American dollar was 20% higher.
EXCHANGE RATES
ENERGY PRICES
As for energy costs, the first quarter was quite different for crude oil and natural gas. The price of natural gas increased by 27% compared to the previous quarter while crude oil cost remained relatively stable. Compared to the first quarter of 2009, crude oil costs, however, more than doubled while the price the natural gas spot price rose 8%.

								Change	Change	Change	Change
	2008	2009					2010	Q1 2010	Q1 2010	Q1 2010	Q1 2010
	AVERAGE	AVERAGE	AVERAGE	AVERAGE	AVERAGE	AVERAGE	AVERAGE	Q1 2009	Q1 2009	Q4 2009	Q4 2009
		Q1	Q2	Q3	Q4		Q1	(unit)	(%)	(unit)	(%)

Foreign exchange rates-average
CAN$/US$	1.067	1.245	1.167	1.097	1.056	1.142	1.041	-0.204	-16%	-0.015	-1%
US$/CAN$	0.937	0.803	0.857	0.911	0.947	0.876	0.961	0.158	20%	0.014	1%
US$/EURO	1.471	1.306	1.364	1.430	1.477	1.393	1.384	0.078	6%	-0.093	-6%

Energy prices-average
Natural gas Henry Hub (US$/mmBtu)	9.03	4.89	3.50	3.39	4.17	3.99	5.30	0.41	8%	1.13	27%
Crude oil WTI (US$/barrel)	104.42	37.18	52.41	68.06	75.79	58.36	76.75	39.57	106%	0.96	1%
Source: Bloomberg

CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS º 5
DEMAND
U.S. CONTAINERBOARD INDUSTRY PRODUCTION AND CAPACITY UTILIZATION RATE
U.S. PRODUCTION AND CAPACITY UTILIZATION RATE CONTINUED TO INCREASE AS A RESULT OF THE ECONOMIC RECOVERY AND THE STRONG EXPORT MARKET. COMPARED TO THE FIRST QUARTER OF LAST YEAR, THE INDUSTRY’S PRODUCTION AND OPERATING RATE JUMPED 16%.
U.S. CONTAINERBOARD INVENTORIES AT BOX PLANTS AND MILLS
IN THE FIRST QUARTER, EVEN WITH STRONGER PRODUCTION, CONTAINERBOARD INVENTORIES DROPPED TO THEIR LOWEST LEVEL SINCE 2007 AS A RESULT OF IMPROVED DEMAND.
U.S. FOLDING COATED RECYCLED BOXBOARD INDUSTRY PRODUCTION AND CAPACITY UTILIZATION RATE1
DEMAND IN THE NORTH AMERICAN COATED RECYCLED BOXBOARD INDUSTRY REMAINED STRONG AND THE U.S. PRODUCTION WAS UP 3% IN THE FIRST THREE MONTHS OF 2010 COMPARED TO Q1 2009.

1 Capacity estimated by Cascades.

6 º CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS
EUROPEAN ORDER INFLOW OF RECYCLED WHITE-LINED CHIPBOARD (5-WEEK WEEKLY MOVING AVERAGE) (M.T.)
IN EUROPE, DEMAND FOR BOTH COATED VIRGIN AND RECYCLED BOXBOARD GRADES WAS ALSO VERY HEALTHY. THE INDUSTRY’S ORDER INFLOW WAS MORE THAN 20% HIGHER THAN THE SAME PERIOD OF LAST YEAR.
U.S. TISSUE PAPER INDUSTRY PRODUCTION (PARENT ROLLS) AND CAPACITY UTILIZATION RATE
TISSUE PAPER DEMAND AND PRODUCTION WAS RELATIVELY STABLE IN COMPARISON TO BOTH THE FIRST AND THE LAST QUARTERS OF LAST YEAR. THE U.S. INDUSTRY’S OPERATING RATE AMOUNTED TO 94%.
U.S. RECYCLED FIBRE EXPORTS TO CHINA (ALL GRADES)
THE PRICE OF RECYCLED FIBRES IS GREATLY INFLUENCED BY THE EXPORTS TO CHINA. AFTER A STRONG REBOUND IN THIS COUNTRY IN 2009 AND FOLLOWING A SHARP INCREASE IN RECYCLED FIBRE COSTS, DEMAND EASED SLIGHTLY IN Q1 2010.

CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS º 7
SELLING PRICES AND RAW MATERIAL COSTS
On the selling price front, due to improved demand and operating rates, low inventories and the significant rise of raw material costs, prices started to move upward in our North American packaging operations and further selling price increases were announced during the quarter. In Europe, selling price hikes on recycled coated boxboard grades were negotiated and should be implemented in the second and third quarters. In our tissue segment, selling prices remained relatively stable but a price increase was implemented at the end of the quarter. Additional price hikes have also been announced for the second quarter in that sector.
Due to a rebound in demand and a limited supply, recycled fibre and virgin pulp costs (the main raw materials used for manufacturing) jumped in the first quarter of 2010. In North America, recycled fibre prices, however, peaked in March and were down in April and May.
The following graph and table show the historical fluctuation of average benchmark list prices for some of our key products, as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Selling prices and raw materials fluctuate considerably and are heavily influenced by economic conditions and foreign demand. These list prices could differ from the Company’s purchase costs and actual selling prices.
In the first quarter of 2010, the average spread between our selling price and our raw material indices decreased by 5% compared to the last quarter of 2009. In comparison to the same period of last year, the spread was 23% lower.
CASCADES NORTH AMERICAN SELLING PRICE AND RAW MATERIAL COST INDICES (US$)

1	The Cascades North American selling prices index represents an approximation of the Company’s manufacturing selling prices in North America (excluding converted products). It is weighted according to shipments and is based on publication prices. It includes some of Cascades’ main products for which prices are available in PPI Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades tissue paper selling prices index, which represents a mix of primary and converted products.

2	The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in tons). This index should only be used as a trend indicator, as it may differ from our actual manufacturing purchasing costs and our purchase mix.

8 º CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS

								Change	Change	Change	Change
	2008	2009					2010	Q1 2010	Q1 2010	Q1 2010	Q1 2010
These indexes should only be used as indicator of trends and they might be	AVERAGE	AVERAGE	AVERAGE	AVERAGE	AVERAGE	AVERAGE	AVERAGE	Q1 2009	Q1 2009	Q4 2009	Q4 2009
different than our actual selling prices or purchasing costs.		Q1	Q2	Q3	Q4		Q1	(unit)	(%)	(unit)	(%)

SELLING PRICES
Cascades North American US$ index (index 2003 = 1,000)[1]	1,500	1,487	1,427	1,412	1,416	1,436	1,496	9	1%	80	6%

PACKAGING
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. Clay coated news (transaction)	764	768	745	743	759	754	790	22	3%	31	4%
Europe (euro/tonne)
Recycled white-lined chipboard (GD2) index[2]	649	628	603	590	585	601	590	-38	-6%	5	1%
Virgin coated duplex boxboard (GC2) index[3]	985	984	975	962	952	968	973	-11	-1%	21	2%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (transaction)	582	578	543	537	530	547	580	2	—%	50	9%
Corrugating medium 26-lb. Semichemical, East U.S. (transaction)	561	548	513	507	500	517	550	2	—%	50	10%
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. Bending chip (transaction)	601	600	555	548	555	565	575	-25	-4%	20	4%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	740	585	570	595	653	601	708	123	21%	55	8%
Unbleached kraft paper, Grocery bag 30-lb.	958	937	920	920	927	926	960	23	2%	33	4%
Uncoated white 50-lb. offset, rolls	914	897	845	822	855	855	868	-29	-3%	13	2%
TISSUE PAPERS
Cascades Tissue papers (index 1999 = 1,000)[4]	1,581	1,615	1,628	1,605	1,628	1,617	1,617	2	—%	-11	-1%

RAW MATERIALS
Cascades North American US$ index (index 2003 = 300)[5]	492	268	286	364	420	334	553	285	106%	133	32%

RECYCLED PAPER
North America (US$/ton)
Corrugated containers, no. 11 (OCC — Chicago & NY average)	98	27	45	77	75	56	149	122	452%	74	99%
Special news, no. 8 (ONP — Chicago & NY average)	115	32	45	65	83	56	90	58	181%	7	8%
Sorted office papers, no. 37 (SOP — Chicago & NY average)	188	90	90	125	174	120	225	135	150%	51	29%
Europe (euro/tonne)
Recovered mixed paper & board sorted index[6]	55	12	21	35	44	28	72	60	500%	28	64%
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, East U.S.	857	677	643	733	820	718	880	203	30%	60	7%
Bleached hardwood kraft Northern mixed, East U.S.	788	595	532	603	706	609	776	181	30%	70	10%
WOODCHIPS – Conifer eastern Canada (US$/odmt)	132	111	118	124	131	121	125	14	13%	-6	-5%

Source : RISI, EUWID, Random Lengths and Cascades

1	See Note 1 page 7.

2	The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for white-lined chipboard.

3	The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for coated duplex boxboard.

4	The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.

5	See Note 2 page 7.

6	The Cascades sorted recovered mixed paper & board prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for recovered mixed paper and board. This index should only be used as a trend indicator as it may differ from our actual purchasing costs and our purchase mix.

CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS º 9
MANAGEMENT’S DISCUSSION & ANALYSIS
FINANCIAL OVERVIEW
Fiscal 2009 was a very successful year in terms of profitability as we benefitted, during the first half of the year, from lower energy and recycled fibre prices and a weaker Canadian dollar. The second half of 2009 saw the Canadian dollar returning toward parity and recycled fibre significantly increasing. These negative impacts were offset by stronger volume and better operational efficiencies which led to lower production costs.
In 2009, the Company also completed the refinancing of its US-denominated debt with new unsecured senior notes of CAN$ 200 million and US $750 million with maturities of 2016 through 2020. The proceeds of these new notes were used to repurchase almost all of our existing senior notes of US $896 million maturing in 2013. This refinancing was achieved at an average interest rate yield of 8%.
In 2010, recycled fibre prices continued their significant rise at a pace rarely seen before. These rapid increases put pressure on our operating margin as selling prices increases announcement during the first quarter were not sufficient to offset this negative impact during the period. However, better economic conditions led to a 13% increase in sales volume and additional prices increases have been recently announced for implementation in the second and third quarter of the year.
In 2010, the Company posted net earnings of nil (nil per share) compared to net earnings of $37 million, or $0.38 per share, in 2009. Sales in 2010 decreased by $28 million, or 3%, to reach $942 million, compared to $970 million in 2009. Operating income reached $27 million, compared to $49 million in 2009. Excluding specific items, operating income decreased by $30 million to $23 million, compared to $53 million in 2009 (see ”Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).
FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-GAAP MEASURES
The following is management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Company”) presented on page 9 to 28 and should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the three-month periods ended March 31, 2010 and 2009 and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at May 12, 2010, the date on which the MD&A was approved by the Company’s Board of Directors. For additional information, readers are referred to the Company’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Company is also available on SEDAR at www.sedar.com.
This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.
The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and you should not consider this item in isolation, or as a substitute for an analysis of our results as reported under Canadian GAAP. These limitations include the following:
•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.

•	OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.

•	Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•	The specific items excluded from OIBD include mainly charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units and unrealized gain or loss on financial instruments that do not qualify for hedge accounting. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of these items will continue to take place and will reduce the cash available to us.
Because of these limitations, OIBD should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest Canadian GAAP performance and liquidity measures to OIBD, is set forth in the “Supplemental Information on Non-GAAP Measures” section.

10	º CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS
KEY PERFORMANCE INDICATORS
In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2008	2009					2010
	Total	Q1	Q2	Q3	Q4	Total	Q1

OPERATIONAL[9]
Total shipments (in ‘000 of s.t.)
Packaging
Boxboard	1,093	249	255	252	268	1,024	280
Containerboard	1,374	280	304	324	307	1,215	323
Specialty products[1]	458	108	113	121	118	460	121

	2,925	637	672	697	693	2,699	724
Tissue Papers[2]	471	106	109	120	124	459	119

Total	3,396	743	781	817	817	3,158	843

Integration rate — %
Packaging
Boxboard (North America)	31%	29%	30%	34%	27%	30%	29%
Containerboard (North America)	60%	66%	65%	65%	66%	66%	60%
Specialty products (paper only)	9%	11%	10%	11%	12%	11%	15%
Tissue Papers[2]	54%	60%	60%	56%	54%	57%	56%

Total	46%	49%	49%	49%	48%	49%	47%

Capacity utilization rate[3] — %
Packaging
Boxboard	83%	86%	89%	87%	92%	88%	97%
Containerboard	92%	73%	82%	91%	89%	84%	94%
Specialty products (paper only)	83%	78%	82%	86%	81%	82%	85%
Tissue Papers[4]	94%	92%	89%	92%	89%	91%	93%

Total	88%	81%	85%	89%	89%	86%	94%

Energy cons.[5] - GJ/ton	10.09	10.82	9.86	8.76	9.74	9.58	10.46
Work accidents — OSHA frequency rate	6.48	6.25	5.10	5.30	5.00	5.41	4.90

FINANCIAL[9]
Return on assets (%)[6]
Packaging
Boxboard	3%	5%	7%	9%	11%	11%	11%
Containerboard	9%	9%	10%	10%	10%	10%	10%
Specialty products	11%	12%	13%	13%	13%	13%	14%
Tissue papers	18%	22%	26%	28%	27%	27%	23%

Consolidated return on assets (%)	7.8%	8.9%	10.4%	11.4%	11.9%	11.9%	11.4%

Working capital[7]
In millions of $, at end of period	664	662	645	593	552	552	548
% of sales[8]	16.5%	16.4%	16.1%	15.0%	14.2%	14.2%	14.6%

[1]	Kraft paper, uncoated board, specialty board, fine papers and paper mill packaging shipments.

[2]	Starting in Q3 2009, shipments take into account the acquisition of Atlantic Packaging Products Ltd.

[3]	Defined as: Shipments/Practical capacity. Paper manufacturing only.

[4]	Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 85% of its theoretical capacity. During the second quarter of 2009, the theoretical capacity had been reviewed and revised upward. Prior to the review, the practical capacity was 80% of the theoretical capacity. Since August 31, 2009, it includes the new capacity resulting from the acquisition of Atlantic Packaging tissue assets.

[5]	Average energy consumption for manufacturing mills only.

[6]	Return on assets is a non-GAAP measure and is defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM Average of total assets.

[7]	Working capital includes accounts receivable plus inventories less accounts payable. It excludes the unpaid provision for closure and restructuring costs in the amount of $12 million as at March 31, 2010 ($13 million in as at December 31, 2009). It also excludes the current portion of derivative financial instrument assets in the amount of $6 million as at March 31, 2010 ($9 million as at December 31, 2009), $2 million of other liabilities in 2010 ($2 million as at December 31, 2009), the net income taxes receivable in the amount of $12 million ($12 million as at December 31, 2009) and the current portion of future tax in the amount of $- million as at March 31, 2010 ($- million as at December 31, 2009).

[8]	% of sales = Working capital end of period/LTM sales.

[9]	Certain comparative figures have been adjusted to conform to the new basis of calculation adopted in 2010.

CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS º 11
HISTORICAL FINANCIAL INFORMATION

	2008					2009					2010
(In millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Total

Sales
Packaging
Boxboard	329	331	332	331	1,323	336	336	321	320	1,313	310
Containerboard	291	301	318	293	1,203	263	275	272	252	1,062	255
Specialty products	209	218	224	209	860	186	188	195	200	769	215
Inter-segment sales	(28)	(25)	(28)	(19)	(100)	(13)	(15)	(17)	(22)	(67)	(29)

	801	825	846	814	3,286	772	784	771	750	3,077	751
Tissue Papers	170	184	205	228	787	211	207	210	212	840	198
Inter-segment sales and Corporate activities	(12)	(10)	(12)	(22)	(56)	(13)	(10)	(7)	(10)	(40)	(7)

	959	999	1,039	1,020	4,017	970	981	974	952	3,877	942

Operating income (loss) from continuing operations
Packaging
Boxboard	(17)	(19)	(12)	(27)	(75)	3	10	3	(24)	(8)	9
Containerboard	18	12	7	3	40	19	23	26	14	82	12
Specialty products	1	6	12	12	31	5	13	13	9	40	10

	2	(1)	7	(12)	(4)	27	46	42	(1)	114	31
Tissue Papers	4	5	13	32	54	30	33	29	24	116	8
Corporate activities	(12)	4	(3)	(23)	(34)	(8)	(4)	5	(9)	(16)	(12)

	(6)	8	17	(3)	16	49	75	76	14	214	27

OIBD excluding specific items[1]
Packaging
Boxboard	9	3	10	11	33	24	32	26	33	115	23
Containerboard	37	30	32	31	130	36	38	41	30	145	28
Specialty products	9	15	21	22	67	13	20	22	19	74	18

	55	48	63	64	230	73	90	89	82	334	69
Tissue Papers	12	15	22	41	90	39	42	38	35	154	19
Corporate activities	(8)	—	3	(9)	(14)	(5)	(11)	—	(7)	(23)	(10)

	59	63	88	96	306	107	121	127	110	465	78

Net earnings (loss)	(4)	(25)	(7)	(18)	(54)	37	30	34	(41)	60	—
Excluding specific items[1]	(9)	(11)	6	18	4	21	28	35	26	110	—

Net earnings (loss) per share (in dollars)
Basic	$(0.04)	$(0.25)	$(0.07)	$(0.19)	$(0.55)	$0.38	$0.30	$0.35	$(0.42)	$0.61	$—
Basic, excluding specific items[1]	$(0.09)	$(0.11)	$0.06	$0.18	$0.04	$0.22	$0.28	$0.36	$0.27	$1.13	$—

Cash flow from operations (adjusted)[1]	17	36	43	59	155	68	81	94	62	305	38
Excluding specific items	26	42	47	68	183	70	85	95	77	327	41

Cash flow from operations (adjusted) per share (in dollars)[1]
Basic	$0.17	$0.37	$0.43	$0.60	$1.57	$0.69	$0.83	$0.96	$0.64	$3.12	$0.39
Basic, excluding specific items	$0.26	$0.43	$0.47	$0.69	$1.85	$0.71	$0.87	$0.97	$0.80	$3.35	$0.43

Cascades North American US$ selling price index (2002 index = 1,000)[2]	1,442	1,460	1,552	1,547	1,500	1,487	1,427	1,412	1,416	1,436	1,496

Cascades North American US$ raw materials index (2002 index = 300)[3]	542	536	524	366	492	268	286	364	420	334	553
US$/CAN$	$1.00	$0.99	$0.96	$0.82	$0.94	$0.80	$0.86	$0.91	$0.95	$0.88	$0.96
Natural Gas Henry Hub — US$/mmBtu	$8.03	$10.92	$10.24	$6.94	$9.03	$4.89	$3.50	$3.39	$4.17	$3.99	$5.30
Return on assets (%)[4]	8.4%	7.7%	7.5%	7.8%	7.8%	8.9%	10.4%	11.4%	11.9%	11.9%	11.4%

Source: Bloomberg and Cascades

[1]	See “Supplemental Information on Non-GAAP Measures.”

[2]	See note 1 page 7.

[3]	See note 2 page 7.

[4]	Return on assets is a non-GAAP measure, defined as LTM OIBD excluding specific items/LTM average of total assets.

12 º CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS
FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

Sales
Sales decreased by $28 million to $942 million versus $970 million in 2009. Net average selling prices in U.S. dollars remained stable in our Boxboard and Tissue segments, decreased in our Containerboard group but increased in our Specialty Product group. However, the 20% appreciation of the Canadian dollar over the U.S. dollar had a significant negative impact on our selling price in Canadian dollars. Also, as the general economic environment kept improving, shipments were 13% higher compared to 2009 as our manufacturing and converting units increased their volume by 22% and 3% respectively. Each of our business segment volumes increased in 2010 over 2009 due to a better economic environment and strong customer orders in anticipation of announced price increases, mainly in Europe.
Operating income
The Company generated $27 million in operating income in 2010, compared to $49 million in 2009, resulting from lower selling price, higher raw materials costs as well as the appreciation of the Canadian dollars over the U.S. dollar and the euro. These negative impacts were partly offset by higher shipments for all segments of the Company and other costs improvement, particularly labour and freight costs. The operating income margin decreased for the year to 2.9% compared to 5.1% in 2009. Excluding specific items, the operating income stood at $23 million in 2010, compared to $53 million in 2009, a decrease of $30 million, or 56.6%.
The main variances in operating income in 2010 compared to 2009 are shown below:

1	The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

2	The estimated impact of the exchange rate is based only on the Company’s export sales less purchases that are impacted by the exchange rate fluctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Company’s working capital items and cash position.

3	Cost improvements and other items include the impact of variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes. It also includes all other costs, such as repair and maintenance, selling and administration, profit-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed are also included.

4	Excluding specific items.
The operating income variance analysis by segment is shown in each business segment review (refer to pages 15 to 20).

CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS º 13
SPECIFIC ITEMS INCLUDED IN OPERATING INCOME
The Company incurred some specific items in 2010 and 2009 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Company’s results between periods, notwithstanding these specific items.
The reconciliation of the specific items by business group is as follows:

	For the 3-month period ended March 31
	2010
			Specialty		Corporate
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	Consolidated

Operating income (loss)	9	12	10	8	(12)	27
Depreciation and amortization	14	19	8	11	3	55

Operating income (loss) before depreciation and amortization	23	31	18	19	(9)	82
Specific items :
Unrealized gain on financial instruments	—	(3)	—	—	(1)	(4)

	—	(3)	—	—	(1)	(4)

Operating income (loss) before depreciation and amortization — excluding specific items	23	28	18	19	(10)	78

Operating income (loss) — excluding specific items	9	9	10	8	(13)	23

	For the 3-month period ended March 31
	2009
			Specialty		Corporate
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	Consolidated

Operating income (loss)	3	19	5	30	(8)	49
Depreciation and amortization	19	16	8	9	2	54

Operating income (loss) before depreciation and amortization	22	35	13	39	(6)	103
Specific items :
Impairment loss	—	3	—	—	—	3
Closure and restructuring costs	2	—	—	—	—	2
Unrealized loss (gain) on financial instruments	—	(2)	—	—	1	(1)

	2	1	—	—	1	4

Operating income (loss) before depreciation and amortization — excluding specific items	24	36	13	39	(5)	107

Operating income (loss) — excluding specific items	5	20	5	30	(7)	53

14 º CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS
IMPAIRMENT CHARGES, CLOSURE AND RESTRUCTURING COSTS
The following impairment charges, closure and restructuring costs were recorded in 2010 and 2009:

	2010		2009
		Closure and		Closure and
	Impairment	restructuring	Impairment	restructuring
(in millions of Canadien dollars)	Charges	costs	Charges	costs

Boxboard — Dopaco (Bakersfield)	—	—	—	1
Boxboard — Converting and Corporate	—	—	—	1
Containerboard — Converting	—	—	3	—

	—	—	3	2
FOR THE 3 MONTHS ENDED MARCH 31, 2009
•	Following the closure of its Dopaco converting plant located in Bakersfield, California, in 2008, the Company recorded a charge of $1 million to terminate the lease of the building used for the Bakersfield operations.

•	The Company also recorded an additional charge of $1 million following the closure of its Toronto recycled boxboard mill in 2008.

•	In April 2009, the Company announced the closure of its Quebec City-based corrugated products plant and recorded an impairment charge of $3 million on property, plant and equipment, and on inventories.
DERIVATIVES FINANCIAL INSTRUMENTS
In 2010, the Company recorded an unrealized gain of $4 million (2009 — $1 million) on certain financial instruments that were not designated as hedging instruments. More specifically, the 2010 gain includes a $1 million gain (2009 – loss of $2 million) on financial instruments of natural gas and currency hedging as well as a gain of $3 million (2009 — $3 million) on commodity financial instruments mainly attributable to the Container board Group.
BUSINESS HIGHLIGHTS
Over the past two years, the Company finalized several transactions (closure or sale of certain operating units) in order to optimize its asset base and streamline its cost structure.
The following transactions that occurred in 2009 and 2010 should be taken into consideration when reviewing the overall or segmented analysis of the Company’s results:
CLOSURE, RESTRUCTURING AND DISPOSAL
CONTAINERBOARD GROUP
1)	In 2008 and 2009, the Company carried out a general review of its labour cost structure, which led to approximately 600 layoffs in its converting facilities in Canada and the United States.

2)	At the beginning of the second quarter of 2009, the Company announced the closure of its Québec City-based corrugated products plant. This closure took place gradually through November 2009.
BUSINESS ACQUISITIONS
TISSUE GROUP
3)	On March 10, 2010, the Company acquired the converting tissue business of Atlas Paper Bag Company Ltd., based in Ontario.

4)	On August 31, 2009, the Company acquired the tissue business assets from Atlantic Packaging Products Ltd., based in Ontario.
SPECIALTY PRODUCTS GROUP
5)	In the third quarter of 2009, the Company acquired U.S. based Yorkshire Paper Corporation as well as the Canadian recovery assets of Sonoco Recycling. In the fourth quarter of 2009, this group acquired the uncoated partition board manufacturing assets of Les Emballages GAB Ltée, located in Québec.

CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS º 15
BUSINESS SEGMENT REVIEW
PACKAGING — BOXBOARD

							Shipments[1]		Average selling price		Average selling price		Price reference
	Sales		Operating income (loss)		OIBD		(in thousands		(in Canadian		(in U.S. dollars		(in U.S. dollars
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		of short tons)		dollars/unit)		or euros/unit)		or euros/unit)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Boxboard
Manufacturing — North America	63	66	1	1	3	5	92	81	681	817	654	656	790	768
Manufacturing — Europe	114	114	1	2	6	7	148	124	770	918	€534	€566	€663	€694
Converting	153	181	7	3	15	12	66	68	2,317	2,689	2,226	2,160	n/a	n/a
Others and eliminations	(20)	(25)	—	(3)	(1)	(2)	(26)	(23)

	310	336	9	3	23	22	280	250
Specific items			—	2	—	2

Excluding specific items			9	5	23	24

1	Total shipments do not take into account the elimination of business sector intercompany shipments.
The main variances in operating income for the Boxboard Group are shown below:
For note 1 to 4, see definition on page 12.

16 º CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS
Sales for the Boxboard Group decreased by $26 million to $310 million compared to $336 million in 2009. Selling prices in U.S. dollars remained stable and volume increased by 12% as the economy recovered. However, these positive impacts were more than offset by the appreciation of the Canadian dollar and a different sales mix.
Operating income increased by $6 million to $9 million in 2010 compared to $3 million in 2009. Operating income was positively impacted by costs improvements, mainly labour and selling and administrative costs, and operational efficiencies following the restructuring of this Group’s North American activities which started in 2008. As discussed above, selling prices have been lower in 2010 but were partially offset by cost improvements. In addition, fibre costs significantly increased and negatively impacted operating income.
NORTH AMERICA
Sales for manufacturing mills decreased by $3 million and totalled $63 million in 2010 compared to $66 million in 2009. The appreciation of the Canadian dollar in the first quarter of 2010 compared to the same period last year explains this decrease. While the U.S. dollar selling price decreased by only $2/s.t., the translated Canadian dollar price decreased by $136/s.t. This resulted in an unfavourable foreign exchange variance of $8 million on the sales figure of the Canadian manufacturing units. With the economic recovery, manufacturing mills saw their shipments increased by 14% compared to the same period last year. This increase in demand allowed the mills to reduce market downtime from 9,200 s.t. to 1,600 s.t. in 2010.
Sales for the converting segment decreased by $28 million and totalled $153 million in 2010 compared to $181 million in 2009. Volume decrease of 14% in the North-American folding carton activities and the appreciation of the Canadian dollar resulted in an unfavourable impact. For the quick-service restaurant activities (QSR), it experienced lower sales due to the appreciation of the Canadian dollar as well as increased competition on the market which led to pressured selling prices.
Operating income for manufacturing mills remained stable at $1 million. As stated before, the lower selling price and a strong Canadian dollar negatively impacted the operating income. Higher raw materials costs also resulted in an unfavourable variance of close to $10 million on its operating income. On the other hand, lower energy costs, lower variable costs and a reduction in selling and administrative costs had a combined favourable impact of close to $10 million.
Operating income for the converting segment increased to $7 million in 2010 compared to $3 million in 2009. Despite lower sales, both the folding carton and the QSR activities have reduced labour and selling and administrative costs. Increased efficiency in the QSR business led to lower variable costs of $6 million while raw material costs slightly increased due to the increase in parent rolls prices.
During the first quarter of 2009, following the closure of its Dopaco converting plant located in Bakersfield, California, in 2008, the Company recorded a charge of $1 million to terminate the lease of the building used for the Bakersfield operations. The Company also recorded an additional charge of $1 million following the closure of its Toronto recycled boxboard mill in 2008.
EUROPE
Sales for manufacturing mills in Europe, including our share of RDM, remained stable at $114 million. Selling prices in euros decreased by 6% and shipments were 19% higher compared to the same period last year. Price increases announced at the end of 2009 did not take place in the first quarter of 2010 but are expected to happen during the second quarter. In fact, the sharp volume increase in first quarter is explained by those announced price increases as customers anticipated them and increased their own inventory. The net positive impact of these factors has been offset by the appreciation of the Canadian dollar against the euro.
Operating income was negatively affected by the appreciation of the Canadian dollar over the euro and higher fibre cost. All these factors led to a decrease in operating income of $1 million to $1 million in 2010 compared to $2 million in 2009. On the positive side, a reduction in fixed costs partially offset these negative impacts.

CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS º 17
PACKAGING — CONTAINERBOARD

							Shipments[1]				Average selling price
	Sales		Operating income (loss)		OIBD		(in thousands				(in Canadian		Average selling price		Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		of short tons)				dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2010	2009	2010	2009	2010	2009	2010		2009		2010	2009	2010	2009	2010	2009

Containerboard
Manufacturing	134	131	(1)	29	10	35	298		233		450	561	432	451	580	578
Converting	194	209	13	(8)	21	7	180	[2]	175	[2]	1,127	1,237	1,083	993	n/a	n/a
Others and eliminations	(73)	(77)	—	(2)	—	(7)	(155)		(130)						n/a	n/a

	255	263	12	19	31	35	323		278
Specific items			(3)	1	(3)	1

Excluding specific items			9	20	28	36

[1]	Total shipments do not take into account the elimination of business sector intercompany shipments.

[2]	Equal to 2,885 million square feet (msf), CAN$70/msf, US$68/msf in 2010, and to 2,759 msf, CAN$79/msf, US$63/msf in 2009.
The main variances in operating income for the Containerboard Group are shown below:
For note 1 to 4, see definition on page 12.

18 º CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS
The Containerboard group’s sales decreased by $8 million, or 3%, to $255 million in 2010 compared to $263 million in 2009. The appreciation of the Canadian dollar against the U.S. dollar in 2010 negatively impacted the selling price of both the manufacturing and converting sectors.
In the North-American manufacturing sector, the selling price in U.S. dollars decreased by US$36/s.t. in 2010 compared to 2009. However, taking into account the translation of the U.S. dollar into Canadian dollar, Canadian manufacturing units experienced a selling price decrease of $123/s.t. As for our mill in France, average selling prices increased by €20/s.t. which was partly offset by the appreciation of the Canadian dollar against the euro. Manufacturing shipments increased by 28% as the economy continued to recover and because of low inventories at box producers’ plants. The increase in demand in the first quarter of 2010 led to a significant reduction in market downtime taken by the mills. In the first three months of 2010, nine days of downtime were taken (corresponding to 3,200 short tons) compared to 93 days (corresponding to 46,000 short tons) for the same period in 2009.
In the converting sector, a decrease of US$90/s.t. in the selling price combined with the appreciation of the Canadian dollar led to a net decrease in the average selling price of $110/s.t. which negatively impacted sales of the Canadian converting units by more than $15 million. Shipments for this sector increased by 3% in 2010 compared to 2009 as the North American corrugated product market has benefited from the economic recovery. Indeed, U.S. and Canadian industry shipments increased respectively by 3.7% and 2.7% in the first quarter of 2010 compared to the same period last year. The Company’s corrugated products shipments followed the industry’s variation with a 7% increase for the U.S. units and 1.5% increase for the Canadian units.
Operating income decreased by $7 million to $12 million in 2010 compared to $19 million in 2009. Again, the strength of the Canadian dollar had an important unfavourable impact on operating income of the Containerboard Group in 2010. Indeed, Canadian units have been impacted by sales made in U.S. dollars, but also by their sales made in Canadian dollars since selling prices are based on U.S. dollars prices and this indirect foreign exchange impact is included in the selling price mix variance. Also, during the first quarter of 2010, the manufacturing sector saw a significant and fast increase of the recycled fibre cost. The price of recycled fibre in U.S. dollars increased by US$127/s.t., or 488%, in 2010 compared to 2009, impacting the operating income of the manufacturing units by more than $20 million. In order to counterbalance this negative impact, the manufacturing sector has implemented selling price increases in the first three month of 2010. Further selling prices increases are still to come in the second quarter of 2010 to reduce the impact of the fibre cost increases. All of these unfavourable variances have been partially offset by a reduction in the Group’s energy costs and by a reduction in its variable costs resulting from costs reductions measures implemented in previous periods.
This Group also recorded an unrealized gain in 2010 of $3 million on commodity derivative financial instruments, compared to a gain of $2 million in 2009. In 2009, the Group recorded an impairment charge of $3 million following the closure of its Québec City-based converting plant.

CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS º 19
PACKAGING — SPECIALTY PRODUCTS

							Shipments[1]		Average selling price
	Sales		Operating income (loss)		OIBD		(in thousands		(in Canadian		Average selling price		Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		of short tons)		dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Specialty products
Manufacturing	83	86	3	6	6	9	91	83	916	1,036	880	832	811	837
Converting	59	61	4	2	6	5	33	29
Recovery and deinked	92	59	3	(2)	6	—	n/a	n/a
Others and eliminations	(19)	(20)	—	(1)	—	(1)	(3)	(4)

	215	186	10	5	18	13	121	108
Specific items			—	—	—	—

Excluding specific items			10	5	18	13

[1]	Total shipments do not take into account the elimination of business sector intercompany shipments.
The main variances in operating income for the Specialty Products Group are shown below:
For note 1 to 4, see definition on page 12.
Sales for the Specialty Products Group increased by 16% to $215 million in 2010 compared to $186 million in 2009. Most of the increase occurred in the recovery sector which benefited from the increase in waste paper prices while other sectors remained stable. In addition, the two acquisitions completed at the end of 2009 by Metro Waste have contributed to the increase by generating more volume. However, these positive impacts were partly offset by lower selling prices in non-recovery activities and the appreciation of the Canadian dollar.
For the first quarter of 2010, operating income increased by $5 million to $10 million compared to $5 million in 2009. The higher level of activities for all our sectors has positively contributed to the profitability of the Group. Apart from our recovery activities, the Group has been negatively impacted by higher raw material costs in 2010 as both waste paper and virgin pulp prices have risen. The increase in waste paper’s selling price has allowed our recovery and recycling sectors to increase significantly their margin compared to 2009.

20 º CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS
TISSUE PAPERS

							Shipments[1]		Average selling price
	Sales		Operating income (loss)		OIBD		(in thousands		(in Canadian		Average selling price		Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		of short tons)		dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Tissue Papers
Manufacturing and converting	198	211	8	30	19	39	119	106	1,619	1,934	1,555	1,553	1,617	1,615

Specific items			—	—	—	—

Excluding specific items			8	30	19	39

[1]	Total shipments do not take into account the elimination of business sector intercompany shipments.
The main variances in operating income from continuing operations for the Tissue Group are shown below:
For note 1 to 4, see definition on page 12.
Tissue Group sales decreased by 6% to $198 million in 2010 compared to $211 million in 2009 while shipments increased by 12% mainly due to the recent acquisition of Atlantic Packaging which contributed to the increase in shipments for 9,000 short tons, or 8.5%. The decrease in sales is particularly due to the appreciation of the Canadian dollar against the U.S. dollar compared to the same period in 2009 which decreased sales by $28 million. As well, the average selling price in $US for parent rolls decreased by 13% as a result of softer market conditions since the first quarter of 2009 in this sector. Finally, the proportion of parent rolls against total shipments rose by 3% which negatively affected average selling prices as parent rolls’ selling price are lower than converting products. In addition, within the conversion sector, the sales mix was favourable which enabled the Tissue Group selling price to remain constant. The negative selling price mix is caused by Canadian units’ sales made in Canadian dollars although prices are based on U.S. dollars prices. This indirect negative foreign exchange impact is included in the selling price mix variance.
The Tissue Group’s operating income stood at $8 million in 2010, compared to $30 million for 2009. The decline in operating income is mainly due to a significant increase in raw materials costs for $12 million and to selling prices decrease for parent rolls combined with an unfavourable product mix and the appreciation of the Canadian dollar against the U.S. dollar.

CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS º 21
CORPORATE ACTIVITIES
In 2010, operating income for corporate activities included an unrealized gain of $1 million (2009 – loss of $1 million) on financial instruments. We also incurred a loss of $2 million resulting from a fire in one of our Specialty Product Group’s unit in the United States. Finally, we recorded a foreign exchange loss of $4 million because of the appreciation of the Canadian dollar.
OTHER ITEMS ANALYSIS
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased to $55 million in 2010, compared to $54 million in 2009. The appreciation of the Canadian dollar against the U.S. dollar and the euro both decreased the depreciation and amortization expense in 2010 compared to 2009. The decrease was more than offset by the impact of the acquisition of Atlantic Packaging Products Ltd., and capital investments completed after March 31, 2009.
FINANCING EXPENSE
The financing expense increased to $28 million in 2010 compared to $27 million 2009. The appreciation of the Canadian dollar against the U.S. dollar as well as the lower level of our debt led to a decrease in financing expenses. However, this decrease was more than offset by the higher interest rate following the refinancing of our US$-denominated debt in 2009.
GAIN ON PURCHASES OF SENIOR NOTES
During the first quarter of 2009, the Company purchased senior notes that were trading at a discount. The difference between the nominal value and the amount paid resulted in a gain of $14 million.
FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS
In 2010, the Company recorded a loss of $1 million on its US$-denominated debt. The loss includes a gain of $7 million on our US$-denominated long-term debt net of investment hedge. It also includes a loss of $8 million resulting from the recognition of charges previously recorded under “Accumulated Other Comprehensive Income” upon the termination of the hedge accounting of foreign exchange contract. In 2009, since its US$-denominated debts were hedged the Company did not record any foreign exchange gain or loss on these debts.
PROVISION FOR INCOME TAXES

2010
In 2010, the Company recorded income tax recovery of $3 million, for an effective rate of 60%. This revenue includes a $1 million income tax adjustment of our general provision relating to accumulated net operating losses and states’ tax credits from our US entity. Excluding this tax adjustment, the effective rate would be 33%.
The effective tax rate and current income taxes are affected by the results of certain subsidiaries and a joint venture located in countries — notably Germany, Italy and the United States — where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 31% to 35%.
SHARE OF RESULTS OF SIGNIFICANTLY INFLUENCED COMPANIES AND DILUTION GAIN
The share of results of significantly influenced companies is mainly represented by our 34% interest in Boralex Inc., a Canadian public company that is a major private electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the north-eastern United States, Canada and France.
NET EARNINGS
As a result of the foregoing factors, the Company posted net earnings of nil (nil per share) compared to net earnings of $37 million or $0.38 per share in 2009. After excluding certain specific items the Company realized net earnings of nil (nil per share) compared to net earnings of $21 million, or $0.22 per share in 2009 (see ”Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).

22 º CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES
CASH FLOWS FROM OPERATING ACTIVITIES
Operating activities generated $33 million in liquidity in 2010, compared to $67 million in 2009. Changes in non-cash working capital components required $5 million in funds, compared to a cash requirement of $1 million in 2009. Historically, the first two quarters required significant cash flows to increase inventory for the forthcoming summer. Recent prices increases and higher shipments also led to higher working capital requirement during the quarter. However, since 2009, cash flow requirements have decreased following proactive measures to optimize working capital.
Cash flow from operating activities, excluding the change in non-cash working capital components, stood at $38 million for 2010, compared to $68 million in 2009. In 2010, cash flow from operating activities was negatively affected by the $3 million premium paid on the repurchase of a portion of our senior notes maturing in 2013 following the refinancing of our long-term debt last year. In 2009, cash flow from operating activities, excluding the change in non-cash working capital components, was negatively affected by higher-than-usual pension plan liability payment in the amount of $4 million and $2 million relating to closure and restructuring costs.
This cash flow measure is significant, since it positions the Company to pursue its capital expenditures program and reduce its indebtedness.
INVESTING ACTIVITIES
Investment activities in 2010 required total cash resources of $39 million, mainly for business acquisitions ($3 million) and capital expenditure projects ($34 million).
New projects incurred during the period amounted to $30 million. The largest capital projects in 2010 were:
Boxboard ($7 million)
•	No significant individual project over $1 million.
Containerboard ($9 million)
•	$4 million for the completion of the investment to the bark boiler at the Trenton mill..
Specialty Products ($3 million)
•	No significant individual project over $1 million.
Tissue ($8 million)
•	$5 million for pre-engineering work for an upcoming upgrade at the Candiac tissue paper machine.
Corporate activities ($3 million)
•	$2 million for investment to reduce energy consumption.
Business acquisitions ($3 million)
On March 10, 2010, the Company acquired the converting tissue business of Atlas Paper Bag Company Limited, based in Ontario, for total cash consideration of $3 million.
FINANCING ACTIVITIES
During the first quarter of 2010, the Company has purchased, for a total consideration of US$158 million, including a premium of US$3 million, a total of US$106 million aggregate principal amount of 7.25% unsecured senior notes and US$49 million aggregate principal amount of 6.75% unsecured senior notes due in 2013. Approximately US$10 million aggregate principal amount of 7.25% unsecured senior notes and approximately US$12 million aggregate principal amount of 6.75% unsecured senior notes remain outstanding.
As of May 12, 2010, the Company has purchased, for an additional consideration of US$4 million a total of US$1 million aggregate principal amount of 7.25% unsecured senior notes and US$3 million aggregate principal amount of 6.75% unsecured senior notes due in 2013. Approximately US$9 million aggregate principal amount of 7.25% unsecured senior notes and approximately US$9 million aggregate principal amount of 6.75% unsecured senior notes remain outstanding.
The Company also concluded, in the first quarter of 2010, an agreement with the majority of the remaining holders of the 7.25% and 6.75% unsecured senior notes outstanding, pursuant to which such holders have consented in writing to eliminate substantially all of the restrictive covenants contained in the Indentures and to eliminate certain of the events of default contained in the Indentures.
During the first quarter of 2009, the Company benefited from its positive cash flow, purchasing unsecured senior notes with a nominal value of US$26 million for a consideration of US$15 million resulting in a gain of $14 million. During the same quarter, a 73%-owned subsidiary of the Company (Metro Waste) completed long-term financing for its activities and repaid the temporary loan that had been provided in 2008.
The Company also redeemed 237,718 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $2 million.
Including the $4 million in dividends paid out during the period, financing activities generated $12 million in liquidity.
LIQUIDITY FROM DISCONTINUED OPERATIONS
In 2010, the Company paid $2 million (2009 — $3 million) in relation to a 2006 legal settlement in the fine papers distributions activities that were disposed of in 2006.

CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS º 23
CONSOLIDATED FINANCIAL POSITION AS AT MARCH 31, 2010 AND DECEMBER 31, 2009
The Company’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2010	2009

Working capital[1]	548	552
% of sales[2]	14.6%	14.2%
Bank loan and advances	78	83
Current portion of long-term debt	10	10
Long-term debt	1,443	1,459
Total debt	1,531	1,552
Shareholders’ equity	1,271	1,304
Total equity and debt	2,802	2,856
Ratio of debt/total equity and debt	54.6%	54.3%
Shareholders’ equity per share (in dollars)	$13.11	$13.41

[1]	Working capital includes accounts receivable plus inventories less accounts payable. It excludes the unpaid provision for closure and restructuring costs in the amount of $12 million as at March 31, 2010 ($13 million in 2009). It also excludes the current portion of derivative financial instrument assets in the amount of $6 million as at March 31, 2010 ($9 million in 2009), $2 million of other liabilities in 2010 ($2 million in 2009), the net income taxes receivable in the amount of $12 million ($12 million in 2009) and the current portion of future tax in the amount of $- million as at March 31, 2010 ($- million in 2009).

[2]	% of sales = LTM Working Capital/LTM Sales.
Liquidity available via the Company’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and fulfill its capital expenditure program. Capital expenditures for 2010 are estimated at approximately $200 million with $125 million initially approved. This amount is subject to change depending on the Company’s operating results and on general economic conditions. As at March 31, 2010, the Company had $353 million (net of letters of credit in the amount of $24 million) available through its $850 million credit facility. However, the borrowing base authorized by our credit agreement stands at $812 million, which reduces our borrowing capacity by $38 million. The Company has no significant debt maturities before the end of 2011.
NEAR-TERM OUTLOOK
We expect a rebound in profitability mostly as a result of the significant momentum in pricing. Many of our operations will benefit from the selling price increases that were implemented during the first quarter and some recently announced additional hikes should be realized in the coming months. Also, the strong demand that we currently acknowledge in almost all our sectors as well as the usual seasonal pickup should continue to positively impact our operational efficiency and financial results.
On the cost front, energy prices are currently lower than in the first three months of the year. In addition, the publication price of old corrugated containers (OCC), the main grade of recycled fibres consumed by Cascades, is down since its peak in March. All in all, we remain confident for the coming months, especially for our packaging operations.
CAPITAL STOCK INFORMATION
As at March 31, 2010, issued and outstanding capital stock consisted of 97,000,541 common shares (97,208,533 as at December 31, 2009), and 4,573,869 stock options were issued and outstanding (4,603,595 as at December 31, 2009). In 2010, 29,726 options were exercised and none were forfeited.
As at May 12, 2010, issued and outstanding capital stock consisted of 96,928,841 common shares and 4,573,869 stock options.

24 º CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS
OFF-BALANCE-SHEET ARRANGEMENTS

Factoring of accounts receivable
The Company sells its accounts receivable (“receivables”) from clients of one of its European subsidiaries through a factoring contract with a financial institution. The Company uses factoring of receivables as a source of financing by reducing its working capital requirements. This factoring consists of the sale of a part of its receivables to this financial institution. The contract normally allows the daily sale of new receivables to replace those that have been collected. The contract also limits the receivables that can be sold. When the receivables are sold, the Company removes them from the balance sheet, recognizes the amount received as the consideration for the transfer and records a loss on factoring, which is included in “Cost of sales (excluding depreciation and amortization)” in the financial statements. The receivables for which the Company retained interest are included in “Accounts receivable” in its financial statements and will be collected only when the financial institution has recovered its part of the receivables bought. The Company retains responsibility for servicing the receivables sold, but does not record any servicing of assets or liabilities.
As at March 31, 2010, the off-balance-sheet impact of the factoring of receivables amounted to $12 million (€8 million). The Company expects to continue to sell receivables on an ongoing basis, given the attractive costs. Should it decide to discontinue this contract, its working capital and bank debt requirements would increase.
CRITICAL ACCOUNTING ESTIMATES
Some of the Company’s accounting policies require significant estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements. As of May 12, 2010, no new item has occurred since December 31, 2009. Therefore, it is the opinion of the Company that the position taken in regard to the estimates, which are outlined in the Annual Report (refer to page 51), remains unchanged.
INTRODUCTION OF NEW ACCOUNTING STANDARDS IN 2010
BUSINESS COMBINATIONS
Business Combinations — On January 1, 2010, the Company adopted the Canadian Institute of Chartered Accountants (“CICA’’) Section 1582, “Business Combinations”, which replaces the former Section 1581, “Business Combinations”. The new standard requires that the acquiring entity in a business combination recognize most of the assets acquired and liabilities assumed in the transaction at fair value, including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. The adoption of Section 1582 did not materially impact financial statements but it does affect the accounting for acquisitions after the effective date.
CONSOLIDATED FINANCIAL STATEMENTS AND NON-CONTROLLING INTERESTS
On January 1, 2010, the Company adopted CICA Section 1601, “Consolidated Financial Statements”, and Section 1602 “Non-controlling Interests”. These two sections replace Section 1600, “Consolidated Financial Statements”. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests which are addressed in a separate section. Section 1602 requires that the Company report non-controlling interests within equity separately from the parent owners’ equity, and transactions between an entity and non-controlling interests as equity transactions. As a result of this adoption, the Company reclassified non-controlling interests in the amount of $21 million from Other liabilities to Equity. Additionally, net earnings are to be reported with separate disclosure of the amounts attributable to the parent and to the non-controlling interest in the consolidated statement of earnings.
ACCOUNTING CHANGES
On January 1, 2010, the Company adopted the amendment of CICA Section 1506, “Accounting changes”, to exclude from the scope this Section changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The Company concludes that adoption of this amendment did not impact the financial statements.

CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS º 25
NEW ACCOUNTING STANDARDS NOT YET ADOPTED
FINANCIAL INSTRUMENTS-RECOGNITION AND MEASUREMENT
In June 2009, CICA amended Section 3855 “Financial instrument-recognition and measurement’’ to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for publicly accountable profit-oriented enterprises. The transition from current Canadian GAAP to IFRS will be applicable to the Company for the fiscal year beginning on January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 including comparative figures and the opening balance sheet as at January 1, 2010. Beginning in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS, also including the opening balance sheet as at the transition date and comparative figures for 2010.
The Company is continuing to assess the financial reporting impacts of adopting IFRS in 2011. Completion of a draft opening balance sheet, prepared under IFRS at the date of transition, is currently planned for early in the third quarter of 2010. Additional information on the IFRS project as well as the preliminary assessment of impacts on accounting policies are available in the Annual Report for the year ended December 31, 2009, pages 53 to 55.
INTERNAL CONTROLS AND PROCEDURES
The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information relating to the Company is made known to them, and have designed internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with GAAP.
They deem the design of DC&P and of ICFR to be adequate, as at March 31, 2010.
The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have also evaluated whether or not there were any changes to the Company’s ICFR during the three-month period ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, its ICFR. No such changes were identified through their evaluation.
RISK MANAGEMENT
As part of its ongoing business operations, the Company is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Company’s financial position, operating results and cash flows. The Company manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.
Page 55 and 61 of our Annual Report for the year ended December 31, 2009 contain a discussion of the key areas of the Company’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

26 º CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º RESULTS ANALYSIS
SUPPLEMENTAL INFORMATION ON NON-GAAP MEASURES
None of the following items is a measure of performance under Canadian GAAP: operating income before depreciation and amortization (OIBD), operating income and cash flow from operations. The Company includes OIBD, operating income and cash flow from operations because these elements are measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, nor are they necessarily an indication of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definition of OIBD, operating income and cash flow from operations (adjusted) may differ from those of other companies. “Cash flow from operations (adjusted)” is defined as cash flow from operating activities, as determined in accordance with Canadian GAAP and excluding the change in working capital components.
Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations (adjusted) excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance that can be used to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation.
Specific items include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or a non-recurring nature.

CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º ADDITIONAL DISCLOSURE º 27
Net earnings, a performance measure defined by Canadian GAAP, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the three-month periods
	ended March 31
(in millions of Canadian dollars)	2010	2009

Net earnings	—	37
Non-controlling interest	—	(1)
Share of results of significantly influenced companies and dilution gain	(2)	(5)
Provision for (recovery of) income taxes	(3)	5
Foreign exchange loss on long-term debt and financial instruments	1	—
Gain on purchases of senior notes	—	(14)
Loss on long-term debt refinancing	3	—
Financing expense	28	27

Operating income	27	49
Specific items:
Impairment loss	—	3
Closure and restructuring costs	—	2
Gain on financial instruments	(4)	(1)

	(4)	4

Operating income-excluding specific items	23	53
Depreciation and amortization	55	54

Operating income before depreciation and amortization-excluding specific items	78	107

The following table reconciles net earnings and net earnings per share with net earnings excluding specific items and net earnings per share excluding specific items:

	For the three-month periods		For the three-month periods
	ended March 31		ended March 31
	Net earnings (loss)		Net earnings (loss) per share[1]
(in millions of Canadian dollars, except amount per share)	2010	2009	2010	2009

As per GAAP	—	37	$—	$0.38
Specific items:
Impairment loss	—	3	$—	$0.02
Closure and restructuring costs	—	2	$—	$0.02
Unrealized gain on financial instruments	(4)	(1)	$(0.03)	$(0.01)
Loss on long-term debt refinancing	3	—	$0.02	$—
Gain on purchase of senior notes	—	(14)	$—	$(0.13)
Foreign exchange loss on long-term debt and financial instruments	1	—	$0.01	$—
Share of results of significantly influenced companies	—	(2)	$—	$(0.02)
Adjustment of statutory tax rate	—	(4)	$—	$(0,04)

	—	(16)	$—	$(0.16)

Excluding specific items	—	21	$—	$0.22

[1]	Specific amounts per share are calculated on an after-tax basis.

28 º CASCADES º MANAGEMENT’S DISCUSSION & ANALYSIS º ADDITIONAL DISCLOSURE
The following table reconciles cash flow from operations (adjusted) with cash flow from operations (adjusted) excluding specific items:

	For the three-month periods
	ended March 31
	Cash flow from operations (adjusted)
(in millions of dollars)	2010	2009

Cash flow provided by operating activities	33	67
Changes in non-cash working capital components	5	1

Cash flow (adjusted) from operations	38	68
Specific items:
Loss on long-term debt refinancing	3	—
Closure and restructuring costs, net of current income tax	—	2

Excluding specific items	41	70

The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization:

	For the three-month periods
	ended March 31
(in millions of dollars)	2010	2009

Cash flow provided by operating activities	33	67
Changes in non-cash working capital components	5	1
Depreciation and amortization	(55)	(54)
Current income taxes	7	8
Financing expense	28	27
Loss on long-term debt refinancing	3	—
Impairment loss and others restructuring costs	—	(3)
Unrealized gain on financial instruments	4	1
Other non-cash adjustments	2	2

Operating income from continuing operations	27	49
Depreciation and amortization	55	54

Operating income before depreciation and amortization	82	103

CASCADES º FINANCIAL REPORT º CONSOLIDATED FINANCIAL STATEMENTS º 29
CONSOLIDATED BALANCE SHEETS

			As at March 31,	As at December 31,
(in millions of Canadian dollars) (unaudited)	Note		2010	2009

Assets
Current assets
Cash and cash equivalents			23	19
Accounts receivable			566	543
Inventories			525	520

			1,114	1,082
Property, plant and equipment			1,859	1,912
Intangible assets	4	(a)	158	165
Other assets	4	(b)	318	317
Goodwill			315	316

			3,764	3,792

Liabilities and Equity
Current liabilities
Bank loans and advances			78	83
Accounts payable and accrued liabilities			539	505
Current portion of long-term debt	5		10	10

			627	598
Long-term debt	5		1,443	1,459
Other liabilities	6		402	410

			2,472	2,467

Commitments and Contingencies
Equity attributable to the Shareholders
Capital stock			498	499
Contributed surplus			13	14
Retained earnings			696	700
Accumulated other comprehensive income	8		64	91

			1,271	1,304
Non-controlling interest			21	21

Total equity			1,292	1,325

			3,764	3,792

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

30 º CASCADES º FINANCIAL REPORT º CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		For the 3-month periods
		ended March 31,
(in millions of Canadian dollars, except per share amounts) (unaudited)	Note	2010	2009

Sales		942	970

Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)		766	752
Depreciation and amortization		55	54
Selling and administrative expenses		98	108
Impairment and other restructuring costs	3	—	5
Loss (gain) on financial instruments		(4)	2

		915	921

Operating income		27	49
Financing expense		28	27
Loss on refinancing of long term debt		3	—
Gain on purchases of senior notes		—	(14)
Foreign exchange loss on long-term debt and financial instruments		1	—

		(5)	36
Provision for (recovery of) income taxes		(3)	5
Share of results of significantly influenced companies		(2)	(5)

Net earnings including non-controlling interest for the period		—	36
Non-controlling interest		—	(1)

Net earnings attributable to Shareholders for the period		—	37

Basic and diluted net earnings per common share		$—	$0.38

Weighted average basic number of common shares outstanding		97,086,643	98,458,747

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CASCADES º FINANCIAL REPORT º CONSOLIDATED FINANCIAL STATEMENTS º 31
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods
	ended March 31,
(in millions of Canadian dollars) (unaudited)	2010	2009

Net earnings including non-controlling interest for the period	—	36

Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries	(35)	17
Change in foreign currency translation related to hedging activities	16	(14)
Income taxes	(2)	2
Cash flow hedges
Change in fair value of foreign exchange forward contracts	4	1
Change in fair value of interest rate swap agreements	(2)	—
Change in fair value of commodity derivative financial instruments	(12)	(3)
Income taxes	4	—

	(27)	3

Comprehensive income (loss) including non-controlling interest for the period	(27)	39

Less: Comprehensive income attributable to non-controlling interest:	—	(1)

Comprehensive income (loss) attributable to Shareholders	(27)	40

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

32 º CASCADES º FINANCIAL REPORT º CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31,
	2010
				Accumulated other	Total equity
(in millions of Canadian dollars)		Contributed		comprehensive	attributable to	Non-controlling
(unaudited)	Capital stock	surplus	Retained earnings	income (loss)	the Shareholders	interest	Total equity

Balance — Beginning of period	499	14	700	91	1,304	21	1,325
Comprehensive income (loss):
Net earnings for the period	—	—	—	—	—	—	—
Change in other comprehensive income (loss)	—	—	—	(27)	(27)	—	(27)

Comprehensive income (loss) for the period					(27)	—	(27)

Dividends	—	—	(4)	—	(4)	—	(4)
Redemption of common shares	(1)	(1)	—	—	(2)	—	(2)

Balance — End of period	498	13	696	64	1,271	21	1,292

	For the 3-month period ended March 31,
	2009
				Accumulated other	Total equity
(in millions of Canadian dollars)		Contributed		comprehensive	attributable to	Non-controlling
(unaudited)	Capital stock	surplus	Retained earnings	income	the Shareholders	interest	Total equity

Balance — Beginning of period	506	9	656	85	1,256	22	1,278
Comprehensive income:
Net earnings for the period	—	—	37	—	37	(1)	36
Change in other comprehensive income	—	—	—	3	3	—	3

Comprehensive income for the period					40	(1)	39

Dividends	—	—	(4)	—	(4)	—	(4)
Redemption of common shares	(5)	3	—	—	(2)	—	(2)

Balance — End of period	501	12	689	88	1,290	21	1,311

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CASCADES º FINANCIAL REPORT º CONSOLIDATED FINANCIAL STATEMENTS º 33
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods
		ended March 31,
(in millions of Canadian dollars) (unaudited)	Note	2010	2009

Operating activities from continuing operations
Net earnings attributable to Shareholders for the period		—	37
Adjustments for
Depreciation and amortization		55	54
Impairment and other restructuring costs		—	3
Unrealized gain on financial instruments		(4)	(1)
Gain on purchases of senior notes		—	(14)
Foreign exchange loss on long-term debt and financial instruments		1	—
Future income taxes		(10)	(3)
Share of results of significantly influenced companies		(2)	(5)
Non-controlling interest		—	(1)
Others		(2)	(2)

		38	68
Change in non-cash working capital components		(5)	(1)

		33	67

Investing activities from continuing operations
Purchases of property, plant and equipment		(34)	(40)
Increase in other assets		(2)	(3)
Business acquisitions	2	(3)	—

		(39)	(43)

Financing activities from continuing operations
Bank loans and advances		(2)	(32)
Change in revolving credit facilities		185	12
Purchases of senior notes		(161)	(14)
Increase in other long-term debt		1	22
Payments of other long-term debt		(5)	(1)
Redemption of common shares		(2)	(2)
Dividends		(4)	(4)

		12	(19)

Change in cash and cash equivalents during the period from continuing operations		6	5
Change in cash and cash equivalents from discontinued operations		(2)	(3)

Net change in cash and cash equivalents during the period		4	2
Translation adjustments on cash and cash equivalents		—	—
Cash and cash equivalents — Beginning of period		19	11

Cash and cash equivalents — End of period		23	13

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

34 º CASCADES º FINANCIAL REPORT º NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS	For each of the years
in the 3-month period
ended March 31, 2010
(tabular amounts in millions
of Canadian dollars,
except amount per share)
(unaudited)
NOTE 1 Accounting policies
These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies except for the following:
a) New accounting standards adopted
Business combinations — On January 1, 2010, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1582, “Business Combinations”, which replaces the former Section 1581, “Business Combinations”. The new standard requires that the acquiring entity in a business combination recognize most of the assets acquired and liabilities assumed in the transaction at fair value, including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. The adoption of Section 1582 did not materially impact the financial statements but does affect the accounting for acquisitions after the effective date.
Consolidated financial statements and non-controlling interests — On January 1, 2010, the Company adopted CICA Section 1601, “Consolidated Financial Statements”, and Section 1602 “Non-controlling Interests”. These two sections replace Section 1600, “Consolidated Financial Statements”. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests which are addressed in a separate section. Section 1602 requires that the Company report non-controlling interests within equity separately from the parent owners’ equity, and transactions between an entity and non-controlling interests as equity transactions. As a result of this adoption, the Company reclassified non-controlling interest in the amount of $21 million from Other liabilities to equity in the December 31, 2009 consolidated balance sheet. Additionally, net earnings are to be reported with separate disclosure of the amounts attributable to the parent and to the non-controlling interest in consolidated statement of earnings.
Accounting changes — On January 1, 2010, the Company adopted the amendment of CICA Section 1506, “Accounting changes”, to exclude from the scope this Section changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The Company concludes that adoption of this amendment did not impact the financial statements.

CASCADES º FINANCIAL REPORT º NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS º 35
b) New accounting standard not yet adopted
Financial instruments — recognition and measurement — In June 2009, CICA amended Section 3855 “Financial Instruments — Recognition and Measurement” to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment.
NOTE 2 Business acquisitions
On March 10, 2010, the Company acquired the converting tissue business of Atlas Paper Bag Company Ltd., based in Ontario, for total cash consideration of $3 million.
This acquisition has been accounted for using the acquisition method and the accounts and results of operation have been included in the consolidated financial statements since its acquisition date.

		2010
		Atlas Paper Bag
	ACQUIRED COMPANY	Company Ltd.
	BUSINESS SEGMENT	Tissue papers

Property, plant and equipment		3

Total consideration paid		3

NOTE 3 Impairment charges, closure and other restructuring costs
The following table shows the reconciliation of all closure and restructuring cost provisions. The balance as at March 31, 2010 should be paid within the next twelve months. It includes the provisions relating to discontinued operations.

	As at March 31,	As at December 31,
	2010	2009

Balance — Beginning of period	13	22
Additional provisions
Severance and pension liability	—	11
Others	—	1
Non-monetary items
Pension liability adjustments and others	—	(5)
Closure and restructuring costs payments	(1)	(16)

Balance — End of period	12	13

36 º CASCADES º FINANCIAL REPORT º NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4 Intangible assets and other assets

	As at March 31,	As at December 31,
	2010	2009

a) Intangible assets are detailed as follows:
Customer relationship and client lists	118	124
Other finite-life intangible assets	40	41

Total intangible assets	158	165

b) Other assets are detailed as follows:
Investments in significantly influenced companies	146	148
Notes receivable	8	9
Other investments	8	7
Investment in shares held for trading	4	3
Deferred financing costs	6	7
Tax benefit related to investment tax credit	30	29
Employee future benefits	99	97
Fair value of derivative financial assets	21	19
Other	12	12

	334	331
Less: Current portion, included in accounts receivable	16	14

Total other assets	318	317

CASCADES º FINANCIAL REPORT º NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS º 37
NOTE 5 Long-term debt

		As at March 31,	As at December 31,
	Maturity	2010	2009

7.25% Unsecured senior notes of US$10 million (2009 - US$116 million)	2013	10	122
6.75% Unsecured senior notes of US$12 million (2009 - US$61 million)	2013	12	63
7.75% Unsecured senior notes of $200 million	2016	197	197
7.75% Unsecured senior notes of US$500 million (2009 - US$500 million)	2017	501	516
7.875% Unsecured senior notes of US$250 million (2009 - US$250 million)	2020	250	257
Revolving and term credit facilities	2011-2012	435	259
Other debts of subsidiaries		32	33
Other debts without recourse to the Company		35	42

		1,472	1,489
Less: Unamortized financing costs		19	20

Total long-term debt		1,453	1,469
Less:
Current portion of debts of subsidiaries		6	6
Current portion of debts without recourse to the Company		4	4

		10	10

		1,443	1,459

As of March 31, 2010, the Company has purchased, for a total consideration of US$158 million including a premium of US$3 million, a total of US$106 million aggregate principal amount of 7.25% Unsecured senior notes and US$49 million aggregate principal amount of 6.75% Unsecured senior notes due 2013. Approximately US$10 million aggregate principal amount of 7.25% Unsecured senior notes and approximately US$12 million aggregate principal amount of 6.75% Unsecured senior notes due 2013 remained outstanding.
From April 1 to May 12, 2010, the Company has purchased, for total consideration of US$4 million a total of US$1 million aggregate principal amount of 7.25% Unsecured senior notes and US$3 million aggregate principal amount of 6.75% Unsecured senior notes due 2013. Approximately US$9 million aggregate principal amount of 7.25% Unsecured senior notes and approximately US$9 million aggregate principal amount of 6.75% Unsecured senior notes due 2013 remain outstanding.

38 º CASCADES º FINANCIAL REPORT º NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6 Other liabilities

	As at March 31,	As at December 31,
	2010	2009

Employee future benefits	122	121
Future income taxes	196	209
Fair value of derivative financial liabilities	76	60
Others	27	34

	421	424
Less: Current portion, included in accounts payable and accrued liabilities	19	14

Total other liabilities	402	410

NOTE 7 Additional information

	For the 3-month periods
	ended March 31,
	2010	2009

(a) Employee future benefits expenses
Defined benefit pension plans	3	6
Other employee future benefit plans	2	2
Defined contribution pension plans	7	7
(b) Supplemental disclosure
Depreciation of property, plant and equipment	50	51
Amortization of other assets	5	3
Amortization of deferred financing cost included in financing expense	1	1
Interest paid	10	36
Income taxes paid	6	4

CASCADES º FINANCIAL REPORT º NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS º 39
NOTE 8 Accumulated other comprehensive income

	As at March 31,	As at December 31,
	2010	2009

Foreign currency translation of self-sustaining foreign subsidiaries, net of hedging activities and related income tax of $56 million (2009 - $54 million)	67	88
Unrealized gain arising from foreign exchange forward contracts designated as cash flow hedges, net of related income taxes of $— million (2009 - $(1) million)	7	4
Unrealized losses arising from interest rate swap agreements designated as cash flow hedges, net of related income taxes of $— million (2009 - $1 million)	(3)	(2)
Unrealized gain (losses) arising from commodity derivative financial instruments designated as cash flow hedges, net of related income taxes of $(7) million (2009 - $(3) million)	(7)	1

	64	91

NOTE 9 Comparative figures
Certain comparative figures have been reclassified to conform to the presentation of financial statements adopted as at January 1, 2010.

40 º CASCADES º FINANCIAL REPORT º SELECTED SEGMENTED INFORMATION
SELECTED SEGMENTED INFORMATION

	SALES
	For the 3-month periods
	ended March 31,
(in millions of Canadian dollars) (unaudited)	2010	2009

Packaging products
Boxboard
Manufacturing	177	180
Converting	153	181
Intersegment sales	(20)	(25)

	310	336
Containerboard
Manufacturing	134	131
Converting	194	209
Intersegment sales	(73)	(77)

	255	263
Specialty products
Manufacturing	83	86
Converting	59	61
Recovery and deinked pulp	92	59
Intersegment sales	(19)	(20)

	215	186
Intersegment sales	(29)	(13)

	751	772

Tissue papers
Manufacturing and converting	198	211

Intersegment sales and other	(7)	(13)

Total	942	970

CASCADES º FINANCIAL REPORT º SELECTED SEGMENTED INFORMATION º 41

	OPERATING INCOME (LOSS) BEFORE
	DEPRECIATION AND AMORTIZATION
	For the 3-month periods
	ended March 31,
(in millions of Canadian dollars) (unaudited)	2010	2009

Packaging products
Boxboard
Manufacturing	9	12
Converting	15	12
Others	(1)	(2)

	23	22
Containerboard
Manufacturing	10	35
Converting	21	7
Others	—	(7)

	31	35
Specialty products
Manufacturing	6	9
Converting	6	5
Recovery and deinked pulp	6	—
Others	—	(1)

	18	13

	72	70

Tissue papers
Manufacturing and converting	19	39

Corporate	(9)	(6)

Operating income before depreciation and amortization	82	103

Depreciation and amortization
Boxboard	(14)	(19)
Containerboard	(19)	(16)
Specialty products	(8)	(8)
Tissue papers	(11)	(9)
Corporate and eliminations	(3)	(2)

	(55)	(54)

Operating income	27	49

42 º CASCADES º FINANCIAL REPORT º SELECTED SEGMENTED INFORMATION
SELECTED SEGMENTED INFORMATION (continued)

	PURCHASES OF PROPERTY,
	PLANT AND EQUIPMENT
	For the 3-month periods
	ended March 31,
(in millions of Canadian dollars) (unaudited)	2010	2009

Packaging products
Boxboard
Manufacturing	4	6
Converting	3	7

	7	13
Containerboard
Manufacturing	4	3
Converting	5	2

	9	5
Specialty products
Manufacturing	1	1
Converting	1	1
Recovery and deinked pulp	1	8

	3	10

	19	28

Tissue papers
Manufacturing and converting	8	7

Corporate	3	1

Total purchases	30	36

Disposal of property, plant and equipment	(2)	(1)

	28	35

Purchases of property, plant and equipment included in accounts payable
Beginning of period	13	14
End of period	(7)	(9)

Total investing activities	34	40

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